UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 30, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 30 July 2024 entitled ‘Result of AGM’.

  30 July 2024

Vodafone Group Plc ('Vodafone' or the 'Company')

Results of Annual General Meeting

The Annual General Meeting of the Company was held at The Pavilion, Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN on Tuesday, 30 July 2024 at 10.00 am.

Resolutions 1 to 18 (inclusive) and 22 were passed as Ordinary Resolutions. Resolutions 19 to 21 (inclusive) and 23 were passed as Special Resolutions.

The results of the poll on all 23 resolutions were as follows:

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	For (% of shares voted)	Against	Against (% of shares voted)	Votes withheld
1.	To receive the Company's accounts, the strategic report and reports of the Directors and the auditor for the year ended 31 March 2024.	16,708,518,405	62.87%	16,685,668,165	99.86	22,850,240	0.14	36,049,372
2.	To re-elect Jean-François van Boxmeer as a Director.	16,711,488,860	62.89%	16,393,349,101	98.10	318,139,759	1.90	33,079,259
3.	To re-elect Margherita Della Valle as a Director.	16,712,512,078	62.89%	16,661,482,636	99.69	51,029,442	0.31	32,056,004
4.	To elect Luka Mucic as a Director.	16,709,127,638	62.88%	16,648,924,108	99.64	60,203,530	0.36	35,440,266
5.	To re-elect Stephen A. Carter CBE as a Director.	16,705,759,539	62.86%	16,366,336,593	97.97	339,422,946	2.03	38,808,580
6.	To re-elect Michel Demaré as a Director.	16,705,365,194	62.86%	16,216,465,452	97.07	488,899,742	2.93	39,202,935
7.	To elect Hatem Dowidar as a Director.	16,705,256,639	62.86%	15,462,440,827	92.56	1,242,815,812	7.44	39,309,121
8.	To re-elect Delphine Ernotte Cunci as a Director.	16,705,532,366	62.86%	16,513,070,826	98.85	192,461,540	1.15	39,037,199
9.	To re-elect Deborah Kerr as a Director.	16,706,188,517	62.87%	16,664,826,660	99.75	41,361,857	0.25	38,377,727
10.	To re-elect Maria Amparo Moraleda Martinez as a Director.	16,706,162,423	62.87%	16,368,263,154	97.98	337,899,269	2.02	38,407,095
11.	To re-elect David Nish as a Director.	16,705,649,951	62.86%	16,370,206,824	97.99	335,443,127	2.01	38,915,711
12.	To re-elect Christine Ramon as a Director.	16,705,064,816	62.86%	16,658,458,299	99.72	46,606,517	0.28	39,504,749
13.	To re-elect Simon Segars as a Director.	16,705,081,534	62.86%	16,664,376,500	99.76	40,705,034	0.24	39,485,498
14.	To declare a final dividend of 4.50 eurocents per ordinary share for the year ended 31 March 2024.	16,722,935,063	62.93%	16,661,281,850	99.63	61,653,213	0.37	21,633,726
15.	To approve the Annual Report on Remuneration contained in the Remuneration Report of the Board for the year ended 31 March 2024 (the 'Annual Report on Remuneration').	16,714,624,808	62.90%	16,115,961,645	96.42	598,663,163	3.58	29,944,036
16.	To re-appoint Ernst & Young LLP as the Company's auditor until the end of the next general meeting at which accounts are laid before the Company.	16,720,885,028	62.92%	16,631,494,409	99.47	89,390,619	0.53	23,683,426
17.	To authorise the Audit and Risk Committee to determine the remuneration of the auditor.	16,718,142,105	62.91%	16,651,952,014	99.60	66,190,091	0.40	26,426,740
18.	To authorise the Directors to allot shares	16,712,739,525	62.89%	15,973,228,427	95.58	739,511,098	4.42	31,828,938
19.*	To authorise the Directors to dis-apply pre-emption rights.	16,651,228,068	62.66%	16,501,571,911	99.10	149,656,157	0.90	93,340,776
20.*	To authorise the Directors to dis-apply pre-emption rights up to a further 5 per cent for the purposes of financing an acquisition or other capital investment.	16,678,104,078	62.76%	16,483,239,834	98.83	194,864,244	1.17	66,464,766
21.*	To authorise the Company to purchase its own shares.	16,711,390,412	62.88%	16,252,383,251	97.25	459,007,161	2.75	33,178,442
22.	To authorise political donations and expenditure.	16,634,845,809	62.60%	16,422,542,327	98.72	212,303,482	1.28	109,719,070
23.*	To authorise the Company to call general meetings (other than AGMs) on a minimum of 14 clear days' notice.	16,705,602,196	62.86%	16,025,255,821	95.93	680,346,375	4.07	38,964,701

* Special resolution

The number of Ordinary Shares in issue on 26 July 2024 (excluding shares held in Treasury) was 26,574,652,729.  Shareholders are entitled to one vote per share. A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

In accordance with Listing Rule 9.6.2, a copy of the Resolutions, passed as Special Business at the Annual General Meeting, have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

- ends -

For more information, please contact:

Investor Relations                                             Media Relations

Investors.vodafone.com                                    Vodafone.com/media/contact
ir@vodafone.co.uk                                            GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 30, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary